May 07, 2013

Via EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:    Colonial Properties Trust
Colonial Realty Limited Partnership
Form 10-K
Filed on February 28, 2013
File Nos. 001-12358
000-20707

Dear Mr. Gordon:

Please find set forth below our response to the comment raised by the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in its letter dated April 26, 2013, with respect to the above-captioned periodic report. For ease of reference, we have reproduced below the full text of the Staff's comment, which is followed by the Company's response. Capitalized terms not defined herein shall have the meanings given to them in the Company's periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 47

Funds From Operations, page 67

1.     SEC Comment:
We note that in your reconciliation of Funds from Operations you appear to make a negative adjustment to net earnings to add back a loss from sales of undepreciated property. Please clarify whether this is actually a loss or a gain, how this amount was derived, and where the resulting gain or loss appears on the income statement and statement of cash flows.

Company Response (amounts in 000's):
The adjustment of $4,339 presented in "Gains (losses) from sales of undepreciated property, net of income tax and noncontrolling interest" in our reconciliation of Funds from Operations ("FFO") is a loss from the sale of undepreciated property, which has not been added back to our net income in arriving at FFO. This loss is primarily the result of $4,452 of required infrastructure repairs on Colonial Promenade Alabaster II, a retail asset that was developed and sold by the Company in 2007. In 2007, the Company recognized a gain on the sale of undepreciated property as a result of the sale of Colonial Promenade Alabaster II. In 2012, the Company determined infrastructure repairs were necessary, relating back to the original development of the property, and agreed to make the repairs. Therefore, these costs were expensed as additional development cost and a reduction of the previously recognized gain. The resulting loss appears on the income statement in continuing operations in the line item titled "(Loss) gain on sale of property". The resulting loss appears on the cash flow statement in cash flows from operating activities in the line item titled "(Gain) loss from sales of property".

Per the NAREIT White Paper on FFO, April 2002, in Section III. E. Gains and Losses on Property Sales, the exclusion of gains or losses on asset dispositions should represent "the gain or loss on previously depreciated operating properties". In our reconciliation of FFO on page 67 of our 2012 Form 10-K, the $18,423 presented in "Consolidated(gains)losses from sales of property, net of income tax and noncontrolling interest" removes from net income the aggregate of all gains/losses from sales of properties recognized during the reporting period (i.e., a gain of $18,423), including the $4,339 loss recognized on undepreciated property. The reconciliation then includes a negative adjustment of the $4,339 loss from the sale of undepreciated property, which removes the effect of the loss on the previous line item. The net effect results in $22,762 of gains on depreciable property being excluded from FFO.

Beginning with our Form 10-Q for the three months ended March 31, 2013, we will clarify the following captions (in bold):

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 07, 2013

		Years Ended December 31,
(in thousands, except per share and unit data)	2012	2011	2010	2009	2008
Net (loss) income available to common shareholders	$8,160	$3,428	$(48,054)	$(509)	$(55,429)
Adjustments (consolidated):
Noncontrolling interest in CRLP	662	293	(5,068)	(82)	(11,225)
Noncontrolling interest in gain on sale of
undepreciated property	—	—	—	992	—
Real estate depreciation	126,222	126,696	120,471	111,220	101,035
Real estate amortization	6,613	8,306	7,248	1,582	1,272
Impairment on depreciable assets	3,251	—	—	958	—
Remove: Total consolidated (gains) losses from sales of
property, net of income tax and noncontrolling interest	(18,423)	(23,849)	1,786	(7,606)	(49,851)
Include: Gains (losses) from sales of undepreciated
property, net of income tax and noncontrolling interest	(4,339)	102	(1,720)	4,327	7,335
Adjustments (unconsolidated subsidiaries):
Real estate depreciation	2,699	6,451	8,060	17,927	18,744
Real estate amortization	843	2,822	2,810	6,516	8,699
Gains from sales of property	(32,508)	(18,765)	(3,578)	(4,958)	(18,943)
Funds from operations	$93,180	$105,484	$81,955	$130,367	$1,637
Income allocated to participating securities	(719)	(772)	(645)	(559)	(717)
Funds from operations available to common shareholders
and unitholders	$92,461	$104,712	$81,310	$129,808	$920

Funds from operations per share and unit — basic	$0.98	$1.15	$1.02	$2.09	$0.02
Funds from operations per share and unit — diluted	$0.98	$1.15	$1.02	$2.09	$0.02

Weighted average common shares outstanding — basic	87,251	84,142	71,919	53,266	47,231
Weighted average partnership units outstanding — basic (1)	7,159	7,247	7,617	8,519	9,673
Weighted average shares and units outstanding — basic	94,410	91,389	79,536	61,785	56,904
Effect of diluted securities	—	—	—	—	—
Weighted average shares and units outstanding — diluted	94,410	91,389	79,536	61,785	56,904

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter. Please contact me at (205) 250-8799 if you have any questions or require additional information.

Sincerely,

COLONIAL PROPERTIES TRUST

By: /s/ Bradley P. Sandidge
Bradley P. Sandidge
Executive Vice President - Accounting
and Interim Chief Financial Officer